LAGOON GROUP CORP.

Rodriguez y Valenzuela LT 91-2B

Urb. Comarca, Quito, Ecuador

October 8, 2014

Ms. Sherry Haywood,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Lagoon Group Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed September 4, 2014

       File No. 333-197103

Dear Ms. Sherry Haywood:

Lagoon Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated September 16, 2014 (the "Comment Letter"), with reference to the Company's amendment number 1 to registration statement on Form S-1 filed with the Commission on September 4, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 5

1. We note your disclosure here and throughout your registration statement that you received a prepayment in the amount of $2000. Please revise to clearly explain the terms of the prepayment arrangement.

Our Response: We have revised to clearly explain the terms of the prepayment arrangement.

Product, page 21

2. We note your response to comment 11 in our letter dated July 23, 2014. Please add a new risk factor disclosing the risks that you may be potentially violating distribution or exclusivity agreements that teeth whitening manufacturers may have with other parties.

Our Response: We have added a new risk factor disclosing the risks that we may be potentially violating distribution or exclusivity agreements that teeth whitening manufacturers may have with other parties.

Sales and Marketing Strategy, page 22

3. We note your response to comment 12 in our letter dated July 23, 2014. Please disclose in this section that Arturo Rodrigo Perea Lozano is not obligated to buy any products from you.

Our Response: We have disclosed in this section that Arturo Rodrigo Perea Lozano is not obligated to buy any products from us.

4. We note your response to comment 13 in our letter dated July 23, 2014. Please include a new risk factor covering trademark issues you may have with the manufacturer of Crest 3D White Whitestrips and any other manufacturers of products you plan to sell.

Our Response: We have included a new risk factor covering trademark issues we may have with the manufacturer of Crest 3D White Whitestrips and any other manufacturers of products we plan to sell.

Report of Independent Registered Public Accounting Firm, page F-1

5. We note the revision related to comment 16 in our letter dated July 23, 2014. Please have your auditors revise the introductory and opinion paragraphs of the audit report to disclose, if true, that they have audited the balance sheet as of December 31, 2013 and the related statements of operations, stockholders’ deficit and cash flows for the period from September 24, 2013 (inception) through December 31, 2013.

Our Response: The updated Report of Independent Registered Public Accounting Firm has been inserted to the Amendment No. 2 to S-1 Registration Statement.

Consent

6. We note the revision related to comment 20 in our letter dated July 23, 2014.The disclosure herein refers to your auditor’s reports “for the period ended as of December 31, 2013”. Please have your auditors revise their consent to disclose that they consent to the use of their reports dated January 22nd, 2014 on the balance sheet of Lagoon Group, Corp. as of December 31, 2013 and on the related statements of operations, stockholders’ deficit and cash flows for the period from September 24, 2013 (inception) through December 31, 2013.

Our Response: The updated consent has been filed.

Please direct any further comments or questions you may have to the company at lagoongroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Anastasiia Iurova

Anastasiia Iurova, President